For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Kay
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / ekay@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Reports First Quarter 2006 Financial Results

 Restructuring of Midspan Business Unit to Accelerate Return to Profitability and Provide Additional Resources to Pursue New Growth Engines

Hod Hasharon, Israel, April 26, 2006 - PowerDsine™ Ltd. (NASDAQ: PDSN), announced today financial results for the first quarter ended March 31, 2006.

For the first quarter of 2006, sales were $7.4 million, compared to sales of $10.1 million for the first quarter of 2005 and $7.2 million for the fourth quarter of 2005.

The Company reported a net loss for the first quarter of 2006 of $(4.3) million, or $(0.22) per share, compared to a net profit of $0.8 million, or $0.04 per diluted share, for the first quarter of 2005 and a net loss of $(1.7) million, or $(0.09) per share, for the fourth quarter of 2005. Net loss for the quarter includes a one-time charge of approximately $1.5 million, or ($0.08) per share, related to the recent reorganization of PowerDsine’s PoE midspan business unit.

Non-GAAP net loss, excluding the aforementioned one-time charge, as well as non-cash stock-based compensation expenses totaling $813, was $(2.0) million, or $(0.09) per share, compared to non-GAAP net income for the first quarter of 2005 of $1.3 million or $0.06 per share, and non-GAAP net loss for the fourth quarter of 2005 of $(1.2) million, or $(0.05) per share. Stock-based compensation expense for both the first and fourth quarters of 2005 was $0.5 million.

During the first quarter of 2006, PowerDsine restructured its PoE midspan business unit. While PowerDsine will continue to sell and support its family of midspan products, the Company has undertaken various cost-cutting measures that it expects will lead to a savings of approximately $4.5 million per year.

As of March 31, 2006, cash, cash equivalents, short term and long-term investments totaled $74 million.

Second Quarter 2006 Outlook and Guidance

Based on the resulting cost savings, the Company is projecting second quarter sequential revenue growth of 10%-12% and a Non-GAAP net loss per share between $(0.01) and $(0.02).

Commenting on the results, Igal Rotem, Chief Executive Officer of PowerDsine, said, “Our results for the first quarter were in line with expectations and reflect the continued shift from PoE midspans to integrated products. This shift is changing the dynamic of our business and we believe that, through our recent cost-cutting initiatives, PowerDsine is successfully adapting to the changing market.”

Mr. Rotem continued, “We expect midspans to continue to play an important role in our business and we remain committed to our OEM and channel customers. However, our streamlined corporate infrastructure will enable us to devote greater resources to the development of next generation chipsets and embedded PoE technology, while leveraging our expertise in power management and silicon technologies.

“With our recent organizational changes, we are now better positioned to capitalize on the growing opportunity in the embedded space, while we expect our reduced expenses to accelerate PowerDsine’s return to profitability. Moreover, we remain well positioned to capture the growth of the embedded PoE solutions market and believe that we now have the resources available to explore additional growth engines for the Company,” said Mr. Rotem.

Earnings Conference call

The Company will host a conference call to discuss its financial results and other first quarter business developments at 8:00 a.m. EDT on Wednesday, April 26, 2006. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EDT, April 26, 2006 until May 2, 2006 at 11:59 p.m. EDT. To listen to the replay, please call 1-877-519-4471 in the U.S. or 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 7268720.

 About PowerDsine

PowerDsine Ltd. (NASDAQ:PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with their products. PowerDsine is a founding, contributing and active member of the IEEE 802.3af and 802.3at Task Forces. For more information, please visit http://www.powerdsine.com.

PowerDsine is a registered trademark of PowerDsine Ltd.

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com..

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT March 31, 2006
(U.S. dollars in thousands)

	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,386	$14,366
Short-term marketable debt securities	24,988	26,511
Accounts receivable	8,323	10,257
Inventories	1,611	1,616
Total current assets	43,308	52,750

PROPERTY AND EQUIPMENT - net	1,881	1,864

INVESTMENTS AND OTHER LONG-TERM ASSETS	42,532	37,662
Total assets	$87,721	$92,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	$7,673	$9,686

ACCRUED SEVERANCE PAY	2,454	2,250

Total liabilities	10,127	11,936

SHAREHOLDERS’ EQUITY	77,594	80,340

Total liabilities and shareholders' equity	$87,721	$92,276

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006
(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2006	2005
	Unaudited	Unaudited

SALES- NET	$7,403	$10,070
COST OF SALES*	3,738	4,744
GROSS PROFIT	3,665	5,326

RESEARCH AND DEVELOPMENT EXPENSES*	2,562	1,843
SELLING AND MARKETING EXPENSES*	3,173	2,019
GENERAL AND ADMINISTRATIVE EXPENSES*	1,461	1,203
RESTRUCTURING EXPENSES	1,545	--
INCOME (LOSS) FROM OPERATIONS	(5,076)	261
FINANCIAL INCOME - net	679	565
INCOME (LOSS) FOR THE PERIOD
BEFORE TAXES ON INCOME	(4,397)	826
TAXES ON INCOME	(14)	(34)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	77	--
NET INCOME (LOSS) FOR THE PERIOD	$(4,334)	$792
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$(0.22)	$0.04
Diluted	$(0.22)	$0.04
WEIGHTED AVERAGE SHARES USED IN COMPUTING
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	19,843,963	19,386,586
Diluted	19,843,963	20,758,273

* On March 29, 2005, the SEC published Staff Accounting Bulletin (SAB) No. 107, which provides the Staff’s views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. We have reclassified stock-based compensation from prior periods to correspond to current period presentation within the same operating expense line items as cash compensation paid to employees.

POWERDSINE LTD.
(An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands)

STOCK - BASED COMPENSATION EXPENSES INCLUDED IN:	Three months ended March 31,
	2006	2005
	Unaudited	Unaudited

COST OF SALES	$84	$34
RESEARCH AND DEVELOPMENT EXPENSES	213	162
SELLING AND MARKETING EXPENSES	170	9
GENERAL AND ADMINISTRATIVE EXPENSES	423	254
TOTAL STOCK - BASED COMPENSATION EXPENSES	$890	$459

To supplement our consolidated financial statements presented in accordance with GAAP, we have shown below a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation and one time restructuring costs. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation and restructuring expenses. Non-GAAP net income (loss) consists of net income excluding stock based compensation expenses and restructuring costs. As noted above, we believe that non-GAAP net income is a useful supplement to net profit and other income statement data. Non-GAAP net income (loss) should not be considered in isolation by investors as an alternative to net income.

	Three Months Ended March 31
	2006 Unaudited	2005 Unaudited

GAAP net income (loss) - for the period	$(4,334)	$792
Stock-based compensation expense	890	459
Cumulative effect of change in accounting principle	(77)	--
One-time restructuring expenses	1,545	--
Pro-forma (non-GAAP) net income (loss) for the period	(1,976)	1,251

PRO-FORMA NET INCOME (LOSS) PER ORDINARY SHARE:	$(0.09)	$0.06

WEIGHTED AVERAGE SHARES USED IN COMPUTING PRO FORMA NET INCOME (LOSS) PER ORDINARY SHARE (IN MILLIONS):	21.4	21.4